Exhibit 6.2

                         LICENSE AGREEMENT

     This Agreement ("Agreement") is made as of this 7th day of March, 1996, by and between FutureTel, Inc., a Florida corporation, with offices at 1092 East Arques Avenue, Sunnyvale, California 94086 ("FutureTel"), and InnovaCOM, a Florida corporation, with offices at 333 El Camino Real, Sunnyvale, California 94086 ("InnovaCOM").

                             RECITALS

     WHEREAS, FutureTel has developed certain proprietary technology referred to by the parties as Gecko ("GECKO") as defined in Schedule A hereto;

     WHEREAS, FutureTel desires to grant to InnovaCOM, and InnovaCOM desires to accept, a license to use and to grant sublicenses to use GECKO to develop silicon-based products, subject to the terms and conditions hereinafter set forth;

     WHEREAS, the parties to this Agreement intend that royalties shall be paid by InnovaCOM to FutureTel in exchange for the licenses granted by this Agreement.

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto agree as follows:

     I.   DEFINITIONS.

          A. The term "Clean Room Product" shall mean a silicon product or other product related to, or competitive with, any of the Licensed Materials, which is developed by InnovaCOM without the use, aid or benefit of any of the Licensed Materials.

          B. The term "C-Model Code" shall mean that segment of the source code to GECKO referred to by the parties as the C-Model source code and further described in Schedule A hereto.

          C. The term "Derivative Work" shall mean technology, materials, documentation and other works, including without limitation, software that is derived from the Licensed Materials or which incorporates in whole or in part, or which constitutes a modification of the Licensed Materials.

          D. The term "Documentation" shall mean all documentation created by FutureTel, whether in human readable or machine readable form, which describes the function and use of GECKO and is delivered to InnovaCOM under this Agreement, and which may include FutureTel's manuals, program listings, data models, flow charts, logic diagrams, input and output forms, functional specifications, and instructions and any full or partial copies of any of the foregoing.

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          E.   The term "End User" shall mean any customer who purchases a product for internal use only and who will not further sublicense or distribute the product, but who shall have the right to develop, manufacture and sell GECKO Systems.

          F. The term "GECKO" shall include each and every component of the technology referred to as GECKO, including without limitation the C-Model Code, the Specifications, the Verilog Source Code, the Simulation Environment, the Microcode, the Synthesis and Simulation with IBM Library, the Netlist, the IBM Mask and the IBM Silicon, as further defined in Schedule A.

          G. The term "GECKO Derivative Work" shall mean all Derivative Works based on GECKO developed by InnovaCOM, its employees, agents, or consultants, whether in object or source code form, including without limitation works used in manufacturing, or silicon products to be distributed to sublicensees and End Users.

          H. The term "GECKO Products" shall mean silicon products (including the microcode, in object code form only, and documentation necessary to use such silicon products in Systems) which may be developed or manufactured by InnovaCOM or its sublicensees using GECKO, any GECKO Derivative Work, or any portion of any of the foregoing.

          I. The term "GECKO Systems" shall mean Systems in which GECKO Products are embedded or with which GECKO Products are bundled, but which are otherwise developed independently of, and do not incorporate or include, the Licensed Materials.

          J. The term "GECKO Team" shall mean the individuals employed by FutureTel for the development and manufacture of GECKO and specifically identified in Schedule D hereto.

          K. The term "Cross Revenues" shall mean the total revenues received by InnovaCOM in connection with any transaction or sublicense involving any of the Licensed Materials.

          L. The term "IBM Mask" shall mean the proprietary technology further described in Schedule A hereto.

          M. The term "IBM Silicon" shall mean the proprietary technology further described in Schedule A hereto.

          N. The term "Licensed Materials" shall mean GECKO, the GECKO Products and the Documentation

          O. The term "Netlist" shall mean the proprietary technology further described in Schedule A hereto.


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          P.   The term "Proprietary Information" shall mean the Licensed
Materials and all concepts, data, documentation, information, software (expressly including source code) and other materials, made available by FutureTel to, or developed by, InnovaCOM, its agents, employees, or consultants, in connection with this Agreement. Notwithstanding the foregoing, "Proprietary Information" shall not include any information which is: (i) publicly available or which is in or enters into the public domain through no action by or fault of the receiving party; (ii) rightfully obtained by the receiving party without any obligation of confidentiality from a third party who is rightfully in possession thereof and in a manner permitted by the terms of this Agreement; or (iii) disclosed pursuant to a governmental, judicial, administrative or regulatory obligation, order or decree.

          Q. The term "Specifications" shall mean the proprietary information and documentation further described in Schedule A hereto.

          R. The term "Synthesis and Simulation with IBM Library" shall mean the proprietary technology further described in Schedule A hereto.

          S. The term "System" shall mean any computer, printed circuit board, configuration of printed circuit board, peripheral equipment or other item which is used to encode video into an MPEG stream.

          T. The term "Verilog Code" shall mean that segment of the source code to GECKO referred to by the parties as the Verilog source code and further described in Schedule A hereto.

     II.  LICENSES

          A. Non-Exclusive GECKO License. FutureTel hereby grants to InnovaCOM the following non-exclusive rights to use and sublicense GECKO:

               1. License to Use GECKO. Subject to the terms and conditions of this Agreement, FutureTel hereby grants to InnovaCOM, and InnovaCOM hereby accepts, a non-exclusive, nontransferable, worldwide license to use, duplicate, distribute, modify and enhance GECKO and the Documentation, solely for the development, manufacture and distribution of GECKO Products and GECKO Derivative Works. InnovaCOM shall have no right to use the Licensed Materials to develop any System, including GECKO Systems, but shall have the right to embed GECKO Products in or bundle GECKO Products with, GECKO Systems.

               2. Right to Sublicense GECKO. Subject to the terms and conditions of this Agreement, the foregoing license granted by FutureTel to InnovaCOM hereunder shall include the right to grant sublicenses to use GECKO, solely for the enhancement of GECKO and the development, manufacture and distribution of GECKO Products and GECKO Derivative Works.


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               3.   Right to Use GECKO Source Code.  Subject to the terms
and conditions of this Agreement, the foregoing right to use and sublicense GECKO granted by FutureTel to InnovaCOM hereunder shall include the limited right to use the C-Model Code and the Verilog Code, solely for purposes of modification and enhancement of GECKO, GECKO Derivative Works, and GECKO Products.

          B. EXCLUSIVE GECKO LICENSE. FutureTel grants to InnovaCOM the following exclusive rights:

               1. SINGLE CHIP MPEG 2 REAL TIME ENCODER. Subject to the terms and conditions of this Agreement and for the period of one year from the date of this Agreement (the "Exclusivity Period"), FutureTel hereby grants to InnovaCOM, and InnovaCOM hereby accepts, the exclusive right to distribute and sell single chip MPEG 2 real time encoders developed by InnovaCOM and/or its sublicensees using GECKO or GECKO Derivative Works (the "InnovaCOM MPEG Chip") to End Users. During the Exclusivity Period, FutureTel shall not have, nor grant to any third party, the right to distribute and sell single chip MPEG 2 real time encoders developed by FutureTel and/or its sublicensees using GECKO or Derivative Works (the "FutureTel MPEG Chip") to End Users during the Exclusivity Period, but shall have, and may grant to any third party other than the Exclusive Sublicensees as defined below, the right to license, develop, duplicate, use, modify and enhance the FutureTel MPEG Chip for all other purposes, including but not limited to, demonstration and engineering sample purposes. Upon the expiration of the Exclusivity Period, the exclusive right granted herein shall terminate and FutureTel shall have, and may grant to any third party, the right to freely use, license, manufacture, produce, market, distribute and sell the FutureTel MPEG Chip and InnovaCOM shall have, and may grant to any third party, the right to freely use, license, manufacture, produce, market, distribute and sell InnovaCOM MPEG Chip.

               2. EXCLUSIVE LICENSE TO USE GECKO ELEMENTS. Subject to the terms and conditions of this Agreement and for the Exclusivity Period, FutureTel hereby grants to InnovaCOM, and InnovaCOM hereby accepts, an exclusive, non-transferable, worldwide license to use, duplicate, distribute, modify and enhance the following elements of GECKO, solely for the development, manufacture, and sublicensing of GECKO Products: (1) the Netlist; (2) the IBM Mask; and (3) the IBM Silicon (collectively, the "GECKO Exclusive Elements"). During the Exclusivity Period, FutureTel shall not have, nor grant to any third party, the right to use, duplicate, license, distribute, modify or enhance the GECKO Exclusive Elements, but shall have the right to distribute GECKO Products using separately developed proprietary elements in lieu of the GECKO Exclusive Elements. Upon the expiration of the Exclusivity Period, the exclusive license granted herein shall terminate and FutureTel shall have the right to freely use, duplicate, license, distribute, modify or enhance all elements of GECKO.

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               3.   EXCLUSIVE GECKO SUBLICENSES.  Subject to the terms and
conditions of this Agreement, and during the Exclusivity Period, InnovaCOM shall have the exclusive right to grant sublicenses to the three customers identified in Schedule B hereto (the "Exclusive Sublicensees") to use GECKO, solely for the enhancement of GECKO and the development, manufacture and sublicense of GECKO Products. Prior to the execution of this Agreement, InnovaCOM shall select and identify in Schedule B hereto the Exclusive Sublicensees. During the Exclusivity
Period, FutureTel shall not have the right to sublicense GECKO to the Exclusive Sublicensees, but shall have the right to sublicense GECKO without the GECKO Exclusive Elements to any other third parties. Upon the expiration of the Exclusivity Period, FutureTel shall have the right to sublicense GECKO to the Exclusive Sublicensees and all other sublicensees.

          C.   DELIVERY AND DUPLICATION.

               1. DELIVERY OF MASTER COPIES. FutureTel shall provide to InnovaCOM a master copy of the Licensed Materials, in appropriate magnetic media as agreed upon by the parties, to enable InnovaCOM to duplicate any desired components of the Licensed Materials in accordance with the terms of this Agreement.

               2. SECURITY MEASURES. In duplicating the Licensed Materials, InnovaCOM shall comply with all of FutureTel's instructions regarding authorization codes, encryption and other security procedures and devices designed to protect FutureTel's and InnovaCOM's respective interests in the Licensed Materials. InnovaCOM shall keep any master copies of the Licensed Materials delivered by FutureTel in secure storage when not in use.

          D.   RIGHT TO DUPLICATE.

               1. LIMITED RIGHT TO COPY GECKO. InnovaCOM shall have the right to duplicate the Licensed Materials solely for the purposes of entering into permitted sublicenses hereunder, and as further set forth in this Agreement.

               2. RECORDS. InnovaCOM shall maintain a log of the number and location of all originals and authorized copies of any Licensed Materials, which shall be made available to FutureTel upon request.

          E. CLEAN ROOM PRODUCT. Any product developed and manufactured by InnovaCOM that uses or incorporates any of the Licensed Materials, or portions thereof, shall be subject to the terms and conditions of this Agreement. InnovaCOM shall have the right to develop Clean Room Products provided that, prior to the commencement of development of any Clean Room Products, InnovaCOM shall propose the "clean room" procedures to FutureTel, which procedures must be approved in writing by FutureTel prior to such


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commencement.  InnovaCOM shall: (1) adhere to such procedures; (2) maintain contemporaneous records of such procedures as FutureTel may require; and
(3) permit an independent agent selected by FutureTel (the "Agent") to inspect InnovaCOM's facilities and records from time to time to confirm that InnovaCOM is adhering to such procedures. FutureTel shall not employ Agent in the development of any FutureTel products. FutureTel shall cause Agent to keep confidential all information obtained from InnovaCOM during such inspection(s), except to the extent such information is needed by Agent and/or FutureTel to confirm and document InnovaCOM's adherence to the clean room procedures and/or any variation from or violation of such procedures by InnovaCOM.

          F. PROPRIETARY NOTICES. InnovaCOM shall reproduce and include FutureTel's patent, copyright and trade secret notices on any copies (which copies must be permitted) of Licensed Materials made in whole or in part in any form (including partial copies, modifications, or resulting object binary codes), in the same form and location as any legend appearing on the work from which the copies are made, and shall affix such other proprietary legends to the Licensed Materials as FutureTel may designate. The inclusion of a copyright notice on any of the applicable copies of Licensed Materials shall not cause or be construed to cause it to be a published work. Upon FutureTel's request, but no more than once per semi-annual period, InnovaCOM shall provide FutureTel with samples of packaging, advertising and other materials on which such proprietary notices are used. All uses of the proprietary notices shall inure to FutureTel's benefit and nothing in this Agreement gives InnovaCOM any rights in the Licensed Materials except as expressly granted hereunder.

          G. ENHANCEMENT AND SUPPORT OBLIGATIONS. FutureTel is under no obligation, pursuant to the terms of this Agreement or otherwise, to provide to InnovaCOM or any sublicensees or End Users any enhancements, modifications, corrections, updates, or upgrades of the Licensed Materials, or any support, training, or consulting services to InnovaCOM or any sublicensees or End Users regarding the Licensed Materials.

          H.   OTHER LICENSES.  Except as set forth in Section
II(B) above, this Agreement does not limit or restrain the right of FutureTel to execute agreements for the licensing of the Licensed Materials or any components thereof with other licensees.

          I. NO TRANSFER OF RIGHTS. Use of the terms "sell," "sale," "sold," "purchase," "purchaser" and the like are used throughout this Agreement for convenience only, and do not transfer any right, title or interest in or to any Licensed Materials to InnovaCOM, any sublicensee or any End User.

          J. FORM OF SUBLICENSE. All sublicenses, including shrinkwrap license agreements and/or end user license agreements, made or entered into by InnovaCOM and its sublicensees pursuant to this Agreement shall contain provisions consistent with the provisions of this Agreement and shall include this Agreement as an exhibit thereto. In the event that any of the terms of the sublicenses are inconsistent with the terms hereof, the terms of the sublicenses shall be superseded by the terms of this Agreement, unless such inconsistent terms of the sublicenses are agreed to in writing by FutureTel prior to the execution of the sublicenses. InnovaCOM shall ensure that its sublicensees shall comply with each of the restrictions and obligations for InnovaCOM set forth in this Agreement.

          K. NO ASSIGNMENT. FutureTel's performance under this Agreement is offered personally and exclusively to InnovaCOM. Neither this Agreement nor any part hereof may be assigned by InnovaCOM to any party which FutureTel deems, in its reasonable discretion, to be a competitor of FutureTel, without FutureTel's prior written consent, and any such attempted assignment without such consent shall be null and void.
FutureTel reserves the right to assign this Agreement and/or all or any part of the rights and obligations hereunder to any third party. Subject to the restrictions herein with regard to assignment, this Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto.

          L. LIMITATIONS ON RIGHTS TO USE. Except as expressly permitted by this Agreement, InnovaCOM shall not: (1) transfer, assign, alter, amend, modify, disclose, duplicate, distribute, license or otherwise use or change the Licensed Materials or any information contained therein or any other materials related thereto, including without limitation the Documentation; (2) use the Licensed Materials to develop, manufacture or sell any products other than GECKO Products and GECKO Systems, including without limitation, Systems other than GECKO Systems and manufacture or sell any software; or (3) cause or permit others to do any of the foregoing.

          M. PATENTS. If for any reason FutureTel decides, with respect to any country, not to initiate or to continue prosecution of a patent application on an invention included in GECKO, to pay a maintenance fee on such a patent application or issued patent (collectively, "GECKO Patents"), to defend any GECKO Patent in a reexamination or opposition proceeding, or to enforce any GECKO Patent against an apparent infringer (which actions shall be collectively referred to as "Patent Action"), then FutureTel shall notify InnovaCOM of such decision not less than sixty (60) days before the right to perform such Patent Action expires, unless FutureTel is given fewer than sixty (60) days notice of the expiration of the right to perform such Patent Action, in which event FutureTel shall notify InnovaCOM of such decision as promptly as possible. Upon InnovaCOM's receipt of such notice, InnovaCOM shall have the right to make payments to FutureTel required to take any Patent Action. Any payment by InnovaCOM required to take such Patent Action shall be made in advance, according to reasonable estimates provided by FutureTel's patent counsel. If such payment is insufficient and, upon notice of such insufficiency from FutureTel, if InnovaCOM does not provide a sufficient amount in the time frame reasonably designated by FutureTel (based on estimates of FutureTel's counsel), InnovaCOM shall be deemed to have elected not to support such Patent Action. FutureTel shall exercise its right to select patent counsel with reasonable discretion. InnovaCOM shall exercise its right to make payments required to undertake the Patent Action in a manner so as not to disrupt, harass, or cause damage, loss or delay to FutureTel and/or its officers, directors, employees or agents. In the event InnovaCOM elects to make payment to FutureTel required to undertake Patent Action that FutureTel reasonably deems may cause it to incur material damage, loss, costs, delay or disruption, FutureTel shall have the right to refuse to undertake such Patent Action. FutureTel shall return to InnovaCOM all payments made by InnovaCOM in excess of the amounts required to undertake the Patent Action.

          N. ONGOING SUPPORT AND RIGHTS IN PATENTS. If, at any time, InnovaCOM elects to discontinue funding any Patent Action, then InnovaCOM shall notify FutureTel, and FutureTel shall, in its discretion, either discontinue such Patent Action, or continue such Patent Action at no expense to InnovaCOM. Nothing in this Section shall affect FutureTel's rights in the GECKO Patents or Licensed Materials generally, and InnovaCOM's rights therein shall be limited to the rights licensed under this Agreement. InnovaCOM's rights granted hereunder to fund any Patent Action shall riot obligate InnovaCOM to undertake any such funding. Rather, InnovaCOM shall be free to independently decide whether or not to fund any Patent Action.

     III. PAYMENT.

          A.   ROYALTY ON GECKO SUBLICENSES.

               1. COVERED TRANSACTIONS. With the exception of any transactions by and between InnovaCOM and OKI (the "OKI Transactions," further described in Schedule C hereto), any transaction directly involving the Licensed Materials initiated by InnovaCOM during the four-year period from the date of this Agreement until the fourth anniversary of this Agreement (the "Initial 4-Year Period") shall be subject to a royalty as set forth in this Section. For purposes of this Section, a transaction shall be deemed initiated during the Initial 4-Year Period if InnovaCOM makes an offer to a third party (other than an End User) or vice versa regarding the Licensed Materials during such period, and an agreement reflecting such transaction is ultimately consummated, regardless of whether such consummation occurs during the Initial 4-Year Period. Any such transaction shall be referred to herein as a "Covered Transaction." The parties agree that Covered Transactions shall exclude, by way of example and without limitation, sublicenses of GECKO Products by InnovaCOM directly to End Users and the purchase or sale to a sublicensee of equipment used for the development of the Licensed Materials. In the event such equipment includes, contains or is bundled with the Licensed Materials, the purchase or sale of such equipment shall be deemed a Covered Transaction.

                    a. DISPUTE RESOLUTION. In the event that the parties cannot agree as to whether a particular transaction constitutes a Covered Transaction, the transaction shall go forward and the parties shall attempt to resolve any such disagreement promptly by good faith negotiation between executives of each party who have authority to settle the dispute, and their counsel. If the disagreement cannot be resolved by negotiation or if either party does not respond to the other party's request for negotiation within thirty (30) days of such request, the disagreement shall be settled by arbitration pursuant to Article X hereunder.

               2. APPLICABLE ROYALTIES. InnovaCOM shall pay to FutureTel a royalty in the percentage specified below for the applicable year on the Gross Revenues received by InnovaCOM in connection with the applicable Covered Transaction during that year, until the expiration of Year 7 as defined below. Specifically, for all Covered Transactions, InnovaCOM shall pay to FutureTel 20% of the Gross Revenues received by InnovaCOM in connection with such transaction during the one-year period following the date of this Agreement ("Year 1"); 15% of the Gross Revenues received by InnovaCOM in connection with such transaction during the one-year period following Year 1 ("Year 2"); 8% of the Gross Revenues received by InnovaCOM in connection with such transaction during the one-year period following Year 2 ("Year 3"); 5% of the Gross Revenues received by InnovaCOM in connection with such transaction during the one-year period following Year 3 ("Year 4"); 3% of the Gross Revenues received by InnovaCOM in connection with such transaction during the one-year period following Year 4 ("Year 5"); 1% of the Gross Revenues received by InnovaCOM in connection with such transaction during the one-year period following Year 5 ("Year 6"); and 1% of the Gross Revenues received by InnovaCOM in connection with such transaction during the one-year period following Year 6 ("Year 7"), as follows:

Year 1     Year 2     Year 3     Year 4     Year 5     Year 6     Year 7
20%        15%        8%         5%         3%         1%         1%

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          B.   ROYALTY ON GECKO SALES DIRECTLY TO END USERS.

               1. COVERED TRANSACTIONS. Any transaction involving the sales of GECKO Products by InnovaCOM directly to End Users for which an initial order of silicon is placed by InnovaCOM during the Initial 4-Year Period shall be subject to a royalty as set forth in this Section. Specifically, a silicon order shall be subject to royalty payments if: (a) it is placed during the Initial 4-Year Period for any GECKO Product or GECKO Derivative Work; or (b) it is placed prior to the expiration of Year 7 for any additional copies of any GECKO Product or GECKO Derivative Work for which an initial order of silicon was placed during the Initial 4-Year Period. InnovaCOM shall place orders for silicon in good faith, and shall not postpone any order until after the Initial 4-Year Period expires or modify the GECKO Product or GECKO Derivative Work solely for purposes of avoiding royalties hereunder. Any such order shall be referred to herein as a "Covered Order."

                    a. DISPUTE RESOLUTION. In the event that the parties cannot agree as to whether a particular transaction constitutes a Covered Order, the transaction shall go forward and the parties shall attempt to resolve any such disagreement promptly by good faith negotiation between executives of each party who have authority to settle the dispute, and their counsel. If the disagreement cannot be resolved by negotiation or if either party does not respond to the other party's request for negotiation within thirty (30) days of such request, the disagreement shall be settled by arbitration pursuant to Article X hereunder.

               2. APPLICABLE ROYALTIES. InnovaCOM shall pay to FutureTel a royalty in the percentage specified below for the applicable year on the total amount paid by InnovaCOM to any Foundry or other silicon source for any silicon (excluding taxes, shipping, delivery, and/or handling charges) (the "Foundry
Price") in connection with a Covered Order. Specifically, for all Covered Orders, InnovaCOM shall: pay to FutureTel 20% of the Foundry Price for any Covered Orders during Year 1; 15% of the Foundry Price for any Covered Orders during Year 2; 8% of the Foundry Price for any Covered Orders during Year 3; 5% of the Foundry Price for any Covered Orders during Year 4: 3% of the Foundry Price for any Covered Orders during Year 5; 1% of the Foundry Price for any Covered Orders during Year 6; and 1% of the Foundry Price for any Covered Orders during Year 7, as follows:

Year 1     Year 2     Year 3     Year 4     Year 5    Year 6       Year 7
20%        15%        8%         5%         3%        1%           1%

In the event that the Foundry Price for any silicon cannot be determined, InnovaCOM shall pay the foregoing royalty percentages on the Gross Revenues which will be due to InnovaCOM from sublicenses of GECKO Products made using such silicon; provided however, that such Gross Revenues shall be deemed to accrue on the date InnovaCOM orders the silicon, and shall be based on InnovaCOM's list price for the applicable GECKO Products in effect as of the order date.

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               3.   NO CUMULATIVE ROYALTIES.  In the event that any
transaction has any characteristics which could be covered by both this
Section III(B) and Section III(A) above, InnovaCOM shall pay royalty amounts pursuant to Section III(A) only. Sublicenses of GECKO Products by any sublicensee of InnovaCOM shall be subject to the royalty provisions set forth in Section III(A) above.

          C. ROYALTY CAP. The maximum amount of royalties to be paid by InnovaCOM to FutureTel pursuant to the terms of this Agreement shall not exceed Three Million Dollars ($3,000,000) (the "Royalty Cap"). Once InnovaCOM has paid to FutureTel, pursuant to the terms of this Agreement, royalties in an amount equal to the amount of the Royalty Cap, InnovaCOM shall have no further royalty obligations under this Agreement.

          D.   PAYMENT OF FEES AND INTEREST.  All royalties due under this
Article III shall be payable quarterly for the calendar quarters ending on the last day of March, June, September and December during the term of this Agreement and thereafter, until all amounts due hereunder have been paid. InnovaCOM shall calculate and pay, and/or cause its sublicensees to calculate and pay to FutureTel all royalties that have accrued during the applicable calendar quarter no later than thirty (30) days after the end of that calendar quarter. Each such payment shall be accompanied by a written statement showing: (a) the basis for InnovaCOM's and/or its sublicensees' calculation of royalties payable to FutureTel, including without limitation the revenues generated under any transaction involving any of the Licensed Materials; (b) the number of units of GECKO Products, Drivers distributed, if applicable; (c) the identity of all recipients of any of the Licensed Materials; (d) a summary of all relevant Foundry Prices; and
(e) such other information as FutureTel may deem necessary or appropriate to determine the amounts due hereunder. Payments received by FutureTel more than thirty (30) days after the end of the calendar quarter in which such royalties have accrued shall be charged two percent (2%) interest per month or the maximum applicable legal rate of interest chargeable, if less, until such royalties are paid in full.

          E. NO ROYALTY ON SALES TO FUTURETEL. InnovaCOM shall not pay royalties hereunder to FutureTel on sales of the GECKO Products to FutureTel. On sales of the GECKO Products to FutureTel, InnovaCOM shall grant (and shall cause its sublicensees to grant) to FutureTel pricing of the GECKO Products which is as favorable as, or more favorable than, the pricing InnovaCOM (or its sublicensees, as the case may be) offers to any third party for comparable GECKO Products, including all applicable discounts, reductions and credits.


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          F.   TAXES.  InnovaCOM agrees to pay and to indemnify FutureTel for, and to hold FutureTel harmless from and against, any and all income, franchise, sales, use, property, ad valorem, value added, licensing, stamp, employment, withholding or other taxes, levies, imposts, duties, charges, withholdings of any nature, together with any penalties, fines or interest thereon, arising out of the transactions contemplated by this Agreement and imposed against FutureTel, InnovaCOM, and/or its sublicensee, or imposed with respect to any of the Licensed Materials, by any federal, state, local or foreign government or other taxing authority (excluding only U.S. federal and U.S. state taxes on, or measured by, the net income of FutureTel, which net income arose in whole or in part from stated royalty payments made pursuant to Article III of this Agreement or from the sale of Equipment pursuant to Article IV of this Agreement). Any obligations of InnovaCOM arising under this provision shall not alter the amount of the obligation of InnovaCOM or its sublicensee under any other provision of this Agreement.

          G. RECORDS. InnovaCOM shall maintain, at its address provided for purposes of notice, throughout the term of this Agreement and for a period of three (3) years following the termination of this Agreement, or until any dispute relating to this Agreement is finally resolved, whichever is later, complete and accurate records and accounts with respect to any transaction involving Licensed Materials (including foundry orders for silicon) which may be consummated by InnovaCOM, including the details regarding revenues generated by InnovaCOM and the basis therefor, the prices and quantities of Licensed Materials distributed by InnovaCOM and/or its sublicensees, the amounts payable to FutureTel by InnovaCOM and its sublicensees pursuant to the terms of this Agreement and a copy of all invoices showing relevant Foundry Prices, if applicable, in the event that FutureTel elects to conduct an audit pursuant to subsection H below.

          H. AUDIT. Upon reasonable notice and during normal business hours, FutureTel shall have the right to have certified public accountants or like agents examine such records and accounts for the purpose of verifying the accuracy of the payments made by InnovaCOM and/or its sublicensees to FutureTel under this Article. Any such audits shall be at the expense of FutureTel, except that if the audit discloses underpayment by InnovaCOM and/or its sublicensees of more than seven and one-half percent (7.5%) of the total amount due to FutureTel during any calendar quarter, InnovaCOM shall pay and/or cause its sublicensees to pay all costs of the audit and shall promptly make payment and/or cause its sublicensees to promptly make payment to FutureTel of any such underpayment. FutureTel may not conduct such audits more than once per month.

          I. PAYMENT OBLIGATIONS OF SUBLICENSEES. Any sublicense granted by InnovaCOM relating to any of the Licensed Materials shall be covered by an agreement, executed by the sublicensee, including a provision stating that, in the event of a liquidation, bankruptcy, reorganization or modification of InnovaCOM to the extent that InnovaCOM can no longer receive payments, the sublicensees of InnovaCOM shall be obligated to make payment of all royalties due to InnovaCOM, to InnovaCOM's successor, trustee in bankruptcy or, to the extent permitted by law, the shareholders of InnovaCOM and with respect to the royalties due to FutureTel, directly to FutureTel. Such provision shall have no effect on the obligation of any transferee, trustee in bankruptcy or other successor of InnovaCOM with respect to InnovaCOM's obligations hereunder, including its obligation to indemnify FutureTel hereunder, and InnovaCOM shall have no right to assign or otherwise transfer this Agreement without FutureTel's consent, as set forth in Section II(L) above.

          J. SURVIVAL OF TERMINATION. The provisions of this Article shall survive the termination of this Agreement until all amounts due to FutureTel hereunder have been paid.

     IV.  PERSONNEL

          A. RIGHT TO EMPLOY FUTURETEL PERSONNEL. Notwithstanding any employment contracts which members of the GECKO Team may have entered into with FutureTel, InnovaCOM may contact those persons identified in Schedule D hereto solely for the purpose of employment with InnovaCOM; provided, however, that neither InnovaCOM nor such members shall have any right to use any trade secrets or other proprietary information of FutureTel which is unrelated to GECKO and to which such members may have had access. For a period of three (3) years from the date of this Agreement, InnovaCOM agrees that it will not, either directly or indirectly, induce or solicit any FutureTel employees other than those identified in Schedule D hereto to terminate their employment with FutureTel.

     V.   PROPRIETARY RIGHTS

          A.  PROPRIETARY INFORMATION OF FUTURETEL.

               1. OWNERSHIP BY FUTURETEL. InnovaCOM agrees that the rights granted by FutureTel pursuant to this Agreement constitute a license only, and that ownership of and title to the Licensed Materials, including without limitation all patent, trademark, service mark, copyright, trade secret rights and other proprietary rights, in and to the Licensed Materials is and shall remain in FutureTel, and that by virtue of this Agreement, InnovaCOM acquires only the right to use the Licensed Materials under the terms and conditions of this Agreement for so long as it is in effect and does not acquire any rights of ownership of or title in the Licensed Materials or any other Proprietary Information.

               2. NONDISCLOSURE. InnovaCOM shall not disclose to any third party, nor permit any third party or organization to use or copy any of the FutureTel Proprietary Information, except employees or consultants of InnovaCOM whose access is necessary to enable InnovaCOM to exercise its rights or perform its obligations under this Agreement. InnovaCOM expressly agrees that prior to providing any employee or consultant with access any Proprietary Information, it will obtain from such employee or consultant written acknowledgment that he or she understands fully his or her obligations as contemplated by this Agreement and agrees in writing to be bound by its terms.

               3. MEASURES TO BE TAKEN. InnovaCOM acknowledges that any publication or disclosure to third parties of Proprietary Information of FutureTel may cause immediate and irreparable harm to FutureTel, and therefore agrees to take all reasonable steps and the same protective precautions to protect FutureTel's Proprietary Information from disclosure to third parties as it would to protect its own proprietary and confidential information. InnovaCOM agrees to keep confidential and protect from unauthorized disclosure by its employees, agents, consultants or any person with access to the Proprietary Information, the contents of such Proprietary Information. InnovaCOM shall not use, or allow any employee, agent, consultant, or other person or entity to use, the Proprietary Information (except as expressly provided in this Agreement). In the event that InnovaCOM becomes aware of any unauthorized use or dissemination of FutureTel's Proprietary Information, InnovaCOM shall immediately notify FutureTel of such unauthorized use or dissemination and shall cooperate with any action FutureTel may take with respect to the unauthorized use, dissemination or publication of the Proprietary Information.

          B.   DERIVATIVE WORKS BASED ON GECKO.

               1. OWNED BY INNOVACOM. Any modifications to GECKO made by InnovaCOM pursuant to Section II(A)(3) above shall be considered GECKO Derivative Works. FutureTel expressly agrees that all GECKO Derivative Works shall become the property of InnovaCOM and that FutureTel shall not have, either expressly or impliedly, any rights, title, interest, or licenses to the GECKO Derivative Works. Notwithstanding the foregoing, nothing in this Section shall effect InnovaCOM's obligation to pay royalties due in connection with any GECKO Products (whether based on GECKO or any GECKO Derivative Works).

          C. IBM FOUNDRY ARRANGEMENTS. FutureTel has discussed certain foundry arrangements with International Business Machines, Inc. ("IBM") regarding production of ASIC products (the "IBM Foundry Arrangements").
The parties warrant that no agreement finalizing the IBM Foundry Arrangements has been executed by either party or any shareholder thereof. All obligations for orders placed by FutureTel with IBM for ASIC products shall be assumed by InnovaCOM. If InnovaCOM assumes any prospective rights and obligations of FutureTel under the IBM Foundry Arrangements, or if

InnovaCOM itself enters into any arrangement with IBM or Nexus Manufacturers' Representative, Inc. regarding, related to or connected in any way with the subject matter of the IBM Foundry Arrangements (collectively, a "New IBM Arrangement"), FutureTel shall not prevent InnovaCOM from completing an agreement with respect thereto. To the extent that InnovaCOM enters into any New IBM Arrangement, InnovaCOM hereby agrees to indemnify and hold FutureTel harmless from and against any liability FutureTel may incur arising out of or related to such New IBM Arrangement.

          D. SIGN-OFF PROCEDURE. Prior to the execution of this Agreement, FutureTel and InnovaCOM shall execute an acknowledgement of the transfer of the Licensed Materials to InnovaCOM. Such acknowledgement will include an exhibit identifying all files and documents relating to GECKO that are transferred to InnovaCOM.

     VI.  WARRANTY

          A. DISCLAIMER OF WARRANTY. THE LICENSED MATERIALS ARE PROVIDED BY FUTURETEL ON AN "AS IS" BASIS. FUTURETEL HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES, EXPRESS, STATUTORY OR IMPLIED REGARDING THE LICENSED MATERIALS AND ANY RESULTS TO BE OBTAINED FROM THE USE THEREOF OR OF GECKO PRODUCTS TO BE DEVELOPED THEREFROM, INCLUDING BUT NOT LIMITED TO ALL WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR USE, ACCURACY, COMPLETENESS, ORIGINALITY AND NON-INFRINGEMENT, AND ALL WARRANTIES ARISING FROM THE COURSE OF PERFORMANCE, COURSE OF DEALING AND USAGE OF TRADE OR THEIR EQUIVALENTS UNDER THE LAWS OF ANY JURISDICTION. FUTURETEL DOES NOT WARRANT THAT THE LICENSED MATERIALS WILL BE FREE FROM ERROR, UNAUTHORIZED HIDDEN PROGRAMS INTRODUCED INTO THE LICENSED MATERIALS WITHOUT THEIR KNOWLEDGE, OR WILL OPERATE UNINTERRUPTED.

     VII. LIMITATION OF ACTION AND LIABILITY.

          A. INNOVACOM'S REMEDIES. InnovaCOM's sole and exclusive remedy for any damages or loss in any way connected with the Licensed Material, whether by FutureTel's negligence, any breach of any other duty, shall be, at FutureTel's option, the repair or replacement of the applicable Licensed Material, or a refund of any amount paid hereunder by InnovaCOM in connection with the applicable Licensed Material.

          B.   LIMITATION OF LIABILITY.

               1. NO LIABILITY UNDER CERTAIN CIRCUMSTANCES. FUTURETEL SHALL NOT BE LIABLE TO INNOVACOM, ANY AFFILIATE, ANY END USER OR ANY OTHER PERSON OR ENTITY UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR: (1) ANY LOST PROFITS, LOST SAVINGS, LOST DATA OR LOSS OF USE; (2) ANY CLAIMS AGAINST INNOVACOM OR ANY OF ITS AFFILIATES BY ANY OTHER PARTY; (3) ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR COSTS; (4) COST OF PROCUREMENT OF

SUBSTITUTE GOODS OR SERVICES; OR (5) ANY DELAY OR FAILURE OF THE LICENSED MATERIALS OR THE GECKO PRODUCTS TO PERFORM, ERRORS OF ANY KIND, EVENT OF FORCE MAJEURE AND/OR MATTERS BEYOND ITS CONTROL, WHETHER OR NOT FUTURETEL HAS BEEN ADVISED OR COULD HAVE FORESEEN THE POSSIBILITY OF SUCH DAMAGES. INNOVACOM AGREES THAT THIS LIMITATION OF LIABILITY IS REASONABLE AND WILL NOT CAUSE IT TO LOSE ANY EXPECTED BENEFITS, RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

               2. AGGREGATE LIABILITY. In no event (including unenforceability of the above limitations and independent of any failure of essential purpose of the limited warranty and remedies provided hereunder) shall FutureTel's aggregate liability for damages in connection with this Agreement exceed the payment of royalties to FutureTel by InnovaCOM associated with the applicable Licensed Materials pursuant to the terms of Article III of this Agreement.

               3.   SEVERABILITY OF ACTIONS.  IT IS EXPRESSLY
UNDERSTOOD AND AGREED THAT EACH AND EVERY PROVISION OF THIS AGREEMENT WHICH PROVIDES FOR A LIMITATION OF LIABILITY, DISCLAIMER OF WARRANTIES OR EXCLUSION OF DAMAGES, IS INTENDED BY
THE PARTIES TO BE SEVERABLE AND INDEPENDENT OF ANY OTHER PROVISION AND TO BE ENFORCED AS SUCH.

               4. SURVIVAL OF TERMINATION. The provisions of this Article shall survive the termination of this Agreement.

     VIII.     INDEMNIFICATION

          A. Indemnification. InnovaCOM agrees to indemnify FutureTel and hold it harmless from and against any and all claims, actions, liabilities, losses, costs, damages and expenses (including reasonable attorneys' fees) (collectively, "Loss") associated with, arising from or relating to the subject matter of this Agreement, including without limitation any Loss resulting from: (1) any use of or reliance upon the Licensed Materials, or any portion thereof, or modification or enhancement thereof, by InnovaCOM or any sublicensee of InnovaCOM; and (2) the acts or omissions of the employees, servants, agents, independent contractors, or representatives of InnovaCOM, its sublicensees or any other party, whether a failure to comply with the terms of this Agreement or pay any amount due to FutureTel hereunder or otherwise. InnovaCOM further agrees to indemnify FutureTel from any claims against FutureTel for incidental, special, direct, or consequential damages, including any claims for lost profits, lost savings, lost data or loss of use and loss of plant, equipment or production, arising from or relating to the license, sublicense, duplication, modification, enhancement, distribution or use of the Licensed Materials, or any portion thereof, regardless of whether FutureTel has been informed of the possibility of such damages.

          B. FUTURETEL'S RIGHT TO COMMENCE INFRINGEMENT ACTIONS. Except as provided in this Section, FutureTel shall have the sole right, but not the obligation, to take such actions which it determines are reasonably necessary or desirable in its sole discretion in connection with any infringement or alleged infringement by a third party of any portion of the Licensed Materials. InnovaCOM shall not undertake any action in response to any infringement or alleged' infringement of the Licensed Materials without the prior written consent of FutureTel. InnovaCOM agrees to cooperate with and assist FutureTel in taking whatever action (including consenting to being named as a party to any suit or other proceeding) which FutureTel determines to be reasonably necessary or desirable. FutureTel agrees to reimburse InnovaCOM for reasonable legal fees and other expenses incurred in connection with FutureTel's investigating or bringing any such claim, suit, damage, or loss.

          C. SURVIVAL OF TERMINATION. The provisions of this Article shall survive the termination of this Agreement.

     IX.  TERM AND TERMINATION

          A. TERM. Unless sooner terminated as provided herein, this Agreement and the licenses granted hereunder shall become effective upon execution by FutureTel and InnovaCOM and shall continue in effect in perpetuity.

          B. TERMINATION. This Agreement and the license provided hereunder shall terminate upon the earlier to occur of the following:

               1. Upon ten (10) days' prior written notice of termination by InnovaCOM to FutureTel, for any reason, after payment of all fees due to FutureTel hereunder.

               2. Thirty (30) days after either party gives the other notice of the other's material breach of any provision of this Agreement (other than InnovaCOM's intentional breach of its obligations under Article V, which breach shall result in immediate termination), unless the breaching party has cured such breach during such thirty (30) day period. InnovaCOM's failure to pay any money due hereunder within thirty (30) days of the date on which payment is due shall be a material breach hereunder, and thirty days after FutureTel provides notice of such breach (e.g. a minimum of sixty (60) days after the date such payment is due), the licenses provided hereunder shall terminate unless InnovaCOM has cured such nonpayment during such sixty (60) day period.

               3. Immediately upon the existence of any one or more of the following events with respect to either party, which remain uncured for more than sixty (60) days: (a) entry of an order for relief under Title 11 of the United States Code; (b) the making of a general assignment for the benefit of creditors; (c) the appointment of a general receiver or trustee in bankruptcy of a party's business or property; or (d) action under any state insolvency or similar law for the purpose of bankruptcy, reorganization, or liquidation; unless within the specified sixty (60) day period, the party in bankruptcy (including its receiver or trustee in bankruptcy) provides to the other party adequate written assurances, reasonably acceptable to such other party, of the party in bankruptcy's continuing ability and willingness to fulfill all its obligations under this Agreement.

          C. EFFECT OF TERMINATION. Upon any termination of this Agreement, InnovaCOM's rights under Article II shall immediately cease. Within five (5) days after any termination for breach by InnovaCOM (except a breach for nonpayment of any amount due hereunder) or within thirty (30) days after termination for any reason, including breach of this Agreement for nonpayment by InnovaCOM, InnovaCOM shall deliver to FutureTel at InnovaCOM's sole cost and expense (adequately packaged and insured for safe delivery), all copies of any Licensed Materials, and all Proprietary Information of FutureTel. Alternatively, and at FutureTel's request, InnovaCOM shall destroy all copies of any Licensed Materials, in every form, including binary or other resulting files, and all copies of records relating thereto, and all other FutureTel Proprietary Information. InnovaCOM further agrees to erase all copies of any Licensed Materials from any storage media.

          D. NO REFUND. Except as otherwise expressly provided herein, in the event of any termination hereunder, InnovaCOM shall not be entitled to any refund of any payments made to FutureTel.

     X.   ARBITRATION

          Except for the right of either party to apply to a court of competent jurisdiction for a Temporary Restraining Order to preserve the status quo or prevent irreparable harm pending the selection and confirmation of a panel of arbitrators, and for the right of FutureTel to bring suit on an open account for any payments due FutureTel hereunder, any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in Santa Clara County, California, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Arbitration shall be conducted by a panel of three (3) members, one member selected by FutureTel, one member selected by InnovaCOM and the third member, who shall be chairman, selected by agreement between the other two
(2) members. The arbitrators shall have the authority to grant injunctive relief in a form substantially similar to that which would otherwise be granted by a court of law. The parties obligations under this Article XI shall survive termination of this Agreement.

     XI.  GENERAL PROVISIONS

          A. AGREEMENT BINDING. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns for purposes of carrying out this Agreement.

          B. RIGHTS TO INJUNCTIVE RELIEF. Both parties acknowledge that remedies at law may be inadequate to provide either party with full compensation in the event of the other party's material breach of Articles II, V, VI, VII or VIII, and that the non-breaching party shall therefore be entitled to seek injunctive relief in the event of any such material breach.

          C. ENTIRE AGREEMENT. This Agreement and each Schedule attached hereto constitutes the complete and exclusive statement of the agreement between FutureTel and InnovaCOM, and all previous representations, discussions and writings are merged in this Agreement. This Agreement may be modified only by a writing signed by both parties. This Agreement and each Schedule attached hereto shall prevail over any additional, conflicting or inconsistent terms and conditions which may appear on any purchase order or other document furnished by InnovaCOM to FutureTel.

          D. SEVERABILITY. It is the intent of the parties that in case any one or more of the provisions contained in this Agreement shall be held to be invalid or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

          E. NO WAIVER. If either party should waive any breach of any provision of this Agreement, it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision hereof.

          F. HEADINGS. Section and subsection headings of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

          G. COUNTERPARTS. This Agreement may be signed in two (2) counterparts, each of which shall be deemed an original and which shall together constitute one Agreement.

          H. ADVERTISING AND PUBLICITY. Neither party shall use the name of the other in publicity, advertising, or similar activity, without the prior written consent of the other, except that InnovaCOM hereby consents to FutureTel's inclusion of InnovaCOM's name in customer listings which may be published from time to time as part of FutureTel's marketing efforts.

          I. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California without reference to its conflicts of law principles.

          J. NOTICES. All notices or reports which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed duly given when delivered to the respective executive offices of FutureTel and InnovaCOM at the addresses first set forth above.

          K. REPRESENTATIVE. Each party shall have the following representatives who shall promptly give or obtain all necessary information and decisions relating to GECKO and the Documentation and this Agreement. Each party shall contact the designated representative of the other party at such times as it deems necessary to facilitate proper performance of the mutual obligations of the parties under this Agreement. Each party may change its designated representative upon thirty (30) days written notice to the other party.

               FutureTel:          Masato Hata

               InnovaCOM:          Mark Koz

          L. FORCE MAJEURE. Neither party shall be liable for any delay or nonperformance of any provision of this Agreement (other than for the payment of amounts due hereunder) due to fire, explosion, flood or other natural catastrophe, governmental legislation, act, orders or regulations, strikes or labor difficulties, to the extent any such event is not occasioned by the negligence of the delayed party, and the time for performance of such provision shall he deemed to be extended for a period equal to the duration of the conditions preventing performance. The party affected by an event described in the preceding sentence shall use its reasonable efforts to minimize the delays caused by such events. Each party shall notify the other as promptly as practicable of the occurrence of a force majeure event hereunder.

          M. FURTHER ASSURANCES. Each party hereto shall, without further consideration, execute such documents and deliver such materials as may be necessary or appropriate to further the purposes of this Agreement. Without limiting the generality of the foregoing, each party shall give the other all assistance reasonably required to perfect or ensure such other party's ownership of Derivative Works and any other property developed in connection with this Agreement, including executing and delivering such instruments and taking such other actions as such other party may reasonably require to establish, maintain, evidence, defend or enforce its exclusive ownership of, and rights related such property.

     IN WITNESS WHEREOF, the undersigned, intending to be legally bound have duly executed this Agreement to become effective as of the date first above written.

InnovaCOM, Inc.

By: _________________________
Name:  Mark Koz
Title: CEO


FutureTel, Inc.

By: _________________________
Name:  Masato Hata
Title: President

                            SCHEDULE A

                      ADDITIONAL DEFINITIONS


I.   GECKO:

     A.   SPECIFICATIONS:  Document referred to as "GECKO Design
          Specification." Represented by the frame readable document named "gecko.1.3."

     B.   C-MODEL SOURCE CODE:
          The code represented on pages 11-19 of the attached 30-page "LIST OF FILES." The C-Model Source Code performs software simulation for encoding, decoding, and other functions with the GECKO hardware.

     C.   VERILOG SOURCE CODE:
          The code represented on pages 1-11 of the attached "LIST OF FILES." The Verilog Source Code represents the logical structure of the GECKO modules in source code format.

     D.   SIMULATION ENVIRONMENT:
          All test benches/simulation suites used to stimulate the GECKO design in either behavioral or gate level verification. These test benches consist of Verilog or C-Model or other modules used for stimulation or verification of the design. These files can be found on pages 1-11 in the attached "LIST OF FILES."

     E.   MICROCODE:
          The code:
          i) required to exercise the design for the purpose of design verification;
          ii) required to enable the GECKO chip to perform any and all functions pursuant to its design. This microcode is represented by the ".asm" files on pages 1-2 of the attached "LIST OF FILES," including the "assemble.c" file.

     F.   SYNTHESIS AND SIMULATION WITH IBM LIBRARY:
          i) Gate-level libraries for IBM process represented on pages 27 and 28 of the attached "LIST OF FILES."
          ii) Synopsis scripts necessary for module and top-level synthesis to generate gate-level netlists. These are represented on pages 19-24 of the attached "LIST OF FILES."

     G.   NETLIST:
          Gate-level netlist generated using IBM libraries. The netlist is represented on pages 28-30 of the attached "LIST OF FILES."

     H.   IBM MASK:
          Ultimate physical representation of the final device.

     I.   IBM SILICON:
          The final GECKO integrated circuit in wafer, bare die, or packaged form.

                            SCHEDULE B

                    EXCLUSIVE GECKO SUBLICENSES



               Oki Semiconductor
               Mitsubishi Electronics Corporation
               Toshiba, Ltd.

                            SCHEDULE C

                          OKI TRANSACTION



          1.   OKI COVERED TRANSACTIONS.   Any transaction by and between
InnovaCOM and OKI directly involving the Licensed Materials shall be subject to a royalty as set forth in this Section. Any such transaction shall be referred to herein as an "OKI Covered Transaction."

          2. APPLICABLE ROYALTIES. InnovaCOM shall pay to FutureTel a royalty in the percentage specified below for the applicable year on the Gross Revenues received by InnovaCOM in connection with the applicable OKI Covered Transaction during that year, until the expiration of Year 7. Specifically, for all OKI Covered Transactions, InnovaCOM shall pay to FutureTel 10% of the Gross Revenues received by InnovaCOM in connection with such transaction during Year 1; 10%k of the Gross Revenues received by InnovaCOM in connection with such transaction during Year 2; 8% of the Gross Revenues received by InnovaCOM in connection with such transaction during Year 3; 5% of the Gross Revenues received by InnovaCOM in connection with such transaction during Year 4: 3% of the Gross Revenues received by InnovaCOM in connection with such transaction during Year 5; 1% of the Gross Revenues received by InnovaCOM in connection with such transaction during Year 6; and 1% of the Gross Revenues received by InnovaCOM in connection with such transaction during Year 7, as follows:

Year 1     Year 2     Year 3     Year 4     Year 5    Year 6     Year 7
20%        15%        8%         5%         3%        1%         1%

                            SCHEDULE D

                       MEMBERS OF GECKO TEAM



Wei Li
Sagar Edara
Ren-Yuh Wang
Vivek Bhargaua